                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

                        Cablevision Systems Corporation
                     -------------------------------------
                                (Name of Issuer)

      Cablevision NY Group Class A Common Stock, par value $.01 per share
      --------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
           ----------------------------------------------------------
                                 (CUSIP Number)

                                August 10, 2005
                             ----------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAME OF REPORTING PERSON                Charles F. Dolan, individually and
                                              as Trustee of the Charles F. Dolan
                                                   2004 Grantor Retained Annuity
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                          Trust
      (ENTITIES ONLY)
                                                                  Not applicable


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                             29,447,929
   SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            1,189,350
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                        29,447,929
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       1,189,350

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   30,637,279

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            [X]*
      SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   12.1%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes 35,139,927 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.    NAME OF REPORTING PERSON                                    Helen A. Dolan

                                                                  Not applicable

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                      0
   SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                           30,637,279
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                                 0
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                      30,637,279

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   30,637,279

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            [X]*
      SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   12.1%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes 35,139,927 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.    NAME OF REPORTING PERSON                            James L. Dolan,
                                                          individually and as a
                                                          Trustee of the D.C.
                                                          James Trust and the
                                                          CFD Trust No. 6 and as
                                                          Trustee of the Marissa
                                                          Waller 1989 Trust, the
                                                          Charles Dolan 1989
                                                          Trust and the Ryan
                                                          Dolan 1989 Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS              Not applicable
      (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                      (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                             00 - See Item 3 of Statement


5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                               947,736
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                           3,722,346
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                          947,736
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                      3,722,346

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   4,670,082

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN           [X]*
      SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   2.0%

14.   TYPE OF REPORTING PERSON                                              IN

*Excludes 60,270,549 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                             Thomas C. Dolan,
                                                           individually and as a
                                                           Trustee of the D.C.
                                                           Thomas Trust and the
                                                           CFD Trust No. 5

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                Not applicable
      (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                186,754
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            3,707,834
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                           186,754
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       3,707,834

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,894,588

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            [X]*
      SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    1.7%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes 60,452,430 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.    NAME OF REPORTING PERSON                            Patrick F. Dolan,
                                                          individually and as a
                                                          Trustee of the D.C.
                                                          Patrick Trust and the
                                                          CFD Trust No. 4 and as
                                                          Trustee of the Tara
                                                          Dolan 1989 Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS               Not applicable
      (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                166,540
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            3,544,063
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                           166,540
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       3,544,063

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,710,603

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            [X]*
      SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    1.6%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes 60,555,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                            Kathleen M. Dolan,
                                                          individually and as a
                                                          Trustee of the Dolan
                                                          Descendants Trust, the
                                                          Dolan Grandchildren
                                                          Trust, the Dolan
                                                          Spouse Trust, the
                                                          Dolan Progeny Trust,
                                                          the D.C. Kathleen
                                                          Trust and the CFD
                                                          Trust No. 1

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                Not applicable
      (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                              00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                  6,381
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                           11,739,849
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                             6,381
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                      11,739,849

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   11,746,230

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            [X]*
      SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    5.0%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                            Marianne Dolan Weber,
                                                          individually and as a
                                                          Trustee of the Dolan
                                                          Descendants Trust, the
                                                          Dolan Grandchildren
                                                          Trust, the Dolan
                                                          Spouse Trust, the
                                                          Dolan Progeny Trust,
                                                          the D.C. Marianne
                                                          Trust and the CFD
                                                          Trust No. 3

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                 Not applicable
      (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement


5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                 11,933
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                           11,627,133
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                            11,933
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                      11,627,133

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   11,639,066

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            [X]*
      SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    4.9%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,533,131 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                            Deborah A.
                                                          Dolan-Sweeney,
                                                          individually and as a
                                                          Trustee of the Dolan
                                                          Descendants Trust, the
                                                          Dolan Grandchildren
                                                          Trust, the Dolan
                                                          Spouse Trust, the
                                                          Dolan Progeny Trust,
                                                          the D.C. Deborah Trust
                                                          and the CFD Trust No.
                                                          2

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                Not applicable
      (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                  6,381
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                           11,825,303
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                             6,381
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                      11,825,303

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   11,831,684

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN            [X]*
      SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    5.0%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.    NAME OF REPORTING PERSON                            Lawrence J. Dolan, as
                                                          a Trustee of the
                                                          Charles F. Dolan 2001
                                                          Family Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                Not applicable
      (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement


5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                      0
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            4,549,196
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                                 0
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       4,549,196

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    4,549,196

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    2.0%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

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1.    NAME OF REPORTING PERSON                            David M. Dolan, as
                                                          a Trustee of the
                                                          Charles F. Dolan 2001
                                                          Family Trust

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS               Not applicable
      (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                              1,237,596
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            4,571,196
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                         1,237,596
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       4,571,196

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    5,808,792

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    2.5%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                      Paul J. Dolan, as a Trustee
                                                    of the Dolan Descendants
                                                    Trust, the Dolan
                                                    Grandchildren Trust, the
                                                    Dolan Spouse Trust, the
                                                    Dolan Progeny Trust, the
                                                    D.C. Kathleen Trust, the
                                                    D.C. James Trust, the CFD
                                                    Trust No. 1 and the CFD
                                                    Trust No. 6, and as Trustee
                                                    of the CFD Trust #10

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                 Not applicable
      (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                461,018
   SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                           15,460,212
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                           461,018
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                      15,460,212

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   15,921,230

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    6.6%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes the 48,303,070 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                            Matthew J. Dolan, as
                                                          a Trustee of the D.C.
                                                          Marianne Trust, the
                                                          D.C. Thomas Trust, the
                                                          CFD Trust No. 3 and
                                                          the CFD Trust No. 5

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                Not applicable
      (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                        (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                    500
   SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            7,272,492
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                               500
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       7,272,492

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,272,992

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    3.1%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes 58,889,222 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.    NAME OF REPORTING PERSON                       Mary S. Dolan, as a Trustee
                                                     of the D.C. Deborah Trust,
                                                     the D.C. Patrick Trust, the
                                                     CFD Trust No. 2 and the CFD
                                                     Trust No. 4

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                Not applicable
      (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                       (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                  2,000
   SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            7,241,924
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                             2,000
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       7,241,924

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    7,243,924

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [X]*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    3.1%

14.   TYPE OF REPORTING PERSON                                               IN

*Excludes 56,940,277 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

                        Amendment No. 10 to Schedule 13D

            This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"), Helen A. Dolan, James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 6, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4 (the "Reporting Persons"). The Reporting Persons report on Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Reporting Persons, Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2004, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005 and Amendment No. 9 filed on July 19, 2005, is hereby amended and supplemented by the Filing Parties as set forth below in this Amendment No. 10.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The disclosure in Item 3 is hereby amended by amending and restating the final two paragraphs thereof:

            "It is anticipated that the funding for the Transactions (as defined and described in Item 4 below) will be approximately $6.8 billion (including refinancing the Issuer's existing credit facility). Merrill Lynch Capital Corporation, Banc of America Securities LLC and Bank of America, N.A. and certain of their affiliates have executed a commitment letter dated June 19, 2005 (as modified by commitment acceptance extension letters dated July 18, 2005 and August 9, 2005), to fully finance the Transactions (together with cash on hand) through a combination of revolving credit facilities, term loans, high yield notes and/or an interim loan credit facility.

            This summary of the commitment letter and commitment acceptance extension letters does not purport to be complete and is qualified in its entirety by the commitment letter attached hereto as Exhibit 20 and the commitment acceptance extension letters attached hereto as Exhibit 22 and Exhibit 23, the complete texts of which are hereby incorporated by reference. The structure of the Transactions reflected in the commitment letter remains under review and subject to change prior to execution by all parties."

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            The disclosure in the first four paragraphs of Item 5 is hereby amended by and restated to read in its entirety as follows:

            "(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 68,309,098 shares of Class A Common Stock as a result of their beneficial ownership of (i) 4,149,644 shares of Class A Common Stock (including 1,116,439 shares of restricted stock and options to purchase 427,518 shares of Class A Common Stock that are exercisable within 60 days of the date of this filing), and (ii) 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 23.7% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 64,160,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

            Charles F. Dolan may be deemed to beneficially own an aggregate of 30,637,279 shares of Class A Common Stock, including (i) 1,450,275 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 166,667 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 29,020,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 427,592 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 166,667 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record personally, 23,520,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and 5,500,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Helen A. Dolan may be deemed to beneficially own an aggregate of 30,637,279 shares of Class A Common Stock, including (i) 1,450,275 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 166,667 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 29,020,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.1% of the shares of Class A Common Stock currently outstanding. Helen
            A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 427,592 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 166,667 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F.

            Dolan personally, 23,520,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally and 5,500,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT. Helen A. Dolan disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            James L. Dolan may be deemed to beneficially own an aggregate of 4,670,082 shares of Class A Common Stock, including (i) 697,034 shares of Class A Common Stock (including 690,494 shares of restricted stock), (ii) options to purchase 83,333 shares of Class A Common Stock that are exercisable within 60 days of the date of this report and (ii) 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 947,736 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally, 675,982 shares of restricted stock owned of record personally, 159 shares of Class A Common Stock held as custodian for a minor child, options to purchase 83,333 shares of Class A Common Stock that are exercisable within 60 days of this report, owned of record personally, and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Marissa Waller 1989 Trust), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 14,512 shares of Class A Common Stock (including 14,512 shares of restricted stock) owned of record by his spouse, and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC James Trust and the CFD Trust No. 6. He disclaims beneficial ownership of 159 shares of Class A Common Stock held as custodian for a minor child, 14,512 shares of Class A Common Stock (including 14,512 shares of restricted stock) owned of record by his spouse and an aggregate of 3,889,715 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust, the DC James Trust and the CFD Trust No. 6, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Thomas C. Dolan may be deemed to beneficially own an aggregate of 3,894,588 shares of Class A Common Stock, including (i) 96,993 shares of Class A Common Stock (including 87,422 shares of restricted stock), (ii) options to purchase 89,761 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 186,754 shares of Class A Common Stock (including 9,571 shares of Class A Common Stock, 87,422 shares of restricted stock and options to purchase 89,761 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, in each case owned of record personally), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Thomas Trust and the CFD Trust No. 5. He disclaims beneficial ownership of 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of

            Class B Common Stock owned by the DC Thomas Trust and the CFD Trust No. 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,710,603 shares of Class A Common Stock, including (i) 45,783 shares of Class A Common Stock (including 28,334 shares of restricted stock), (ii) options to purchase 60,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 3,604,690 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 166,540 shares of Class A Common Stock (including 17,449 shares of Class A Common Stock owned of record personally, 28,334 shares of restricted stock, options to purchase 60,130 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and 60,627 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Patrick Trust and the CFD Trust No. 4. He disclaims beneficial ownership of an aggregate of 3,604,690 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Tara Dolan 1989 Trust, the DC Patrick Trust and the CFD Trust No. 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Kathleen M. Dolan may be deemed to beneficially own an aggregate of 11,746,230 shares of Class A Common Stock, including (i) 6,381 shares of Class A Common Stock, and (ii) 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and
            (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Kathleen Trust and the CFD Trust No. 1. She disclaims beneficial ownership of 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Kathleen Trust and the CFD Trust No. 1 and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Marianne Dolan Weber may be deemed to beneficially own an aggregate of 11,639,066 shares of Class A Common Stock, including (i) 7,933 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally and 1,552 shares of restricted stock), (ii) options to purchase 4,000 shares of Class A Common Stock that are exercisable within 60 days of this report, and
            (ii) 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 11,933 shares of Class A Common Stock owned of record personally (including 6,381 shares of Class A Common Stock owned of record personally) 1,552 shares of restricted stock, and options to purchase 4,000 shares of Class A Common Stock that are exercisable within 60 days of this report), and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Marianne Trust and the CFD Trust No. 3. She disclaims beneficial ownership of 11,627,133 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, DC Marianne Trust and the CFD Trust No. 3, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 11,831,684 shares of Class A Common Stock, including
            (i) 68,208 shares of Class A Common Stock (including 58,637 shares of restricted stock), (ii) options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 85,454 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, owned of record by her spouse) and 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Deborah Trust and the CFD Trust No. 2. She disclaims beneficial ownership of the 85,454 shares of Class A Common Stock (including 58,637 shares of restricted stock and options to purchase 23,627 shares of Class A Common Stock that are exercisable within 60 days) owned of record by her spouse, and 11,739,849 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC Deborah Trust and the CFD Trust No. 2, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Lawrence J. Dolan may be deemed to beneficially own an aggregate of 4,549,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.0% of the shares of Class A Common Stock currently outstanding. Lawrence J. Dolan holds no Issuer securities directly. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,549,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            David M. Dolan may be deemed to beneficially own an aggregate of 5,808,792 shares of Class A Common Stock, including (i) 1,259,596 shares of Class A Common Stock and (ii) 4,549,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,237,596 shares of Class A Common Stock, including 40,773 shares of Class A Common Stock owned of record by the David M. Dolan

            Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,571,196 shares of Class A Common Stock, including 2,000 shares of Class A Common Stock owned jointly with his spouse, 20,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, and 4,549,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. David M. Dolan disclaims beneficial ownership of the 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 20,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 4,549,196 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

            Paul J. Dolan may be deemed to beneficially own an aggregate of 15,921,230 shares of Class A Common Stock, including (i) 64,036 shares of Class A Common Stock, and (ii) 15,857,194 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 461,018 shares of Class A Common Stock, including 10,336 shares of Class A Common Stock held as custodian for minor children, 43,511 shares of Class A Common Stock owned of record by the CFD Trust #10, and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 12,529 shares of Class A Common Stock owned jointly with his spouse, and an aggregate of 15,447,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6. He disclaims beneficial ownership of the 10,336 shares of Class A Common Stock held as custodian for minor children, the 43,511 shares of Class A Common Stock and 409,511 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD Trust #10, and an aggregate of 15,447,683 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

            Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,272,992 shares of Class A Common Stock, including (i) 1,950 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the current sole power to vote or direct the vote of and to dispose of or to direct the disposition of 500 shares of Class A Common Stock held as custodian for a minor child and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,272,492 shares of Class A Common Stock, including 1,450 shares of Class A Common Stock owned jointly with his son, and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5. He disclaims beneficial ownership of 500 shares of Class A Common Stock held as custodian for a minor child and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Mary S. Dolan may be deemed to beneficially own an aggregate of 7,243,924 shares of Class A Common Stock, including (i) 23,937 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the current sole power to vote or direct the vote and to dispose of or direct the disposition of 2,000 shares of Class A Common Stock held as custodian for a minor child and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,241,924 shares of Class A Common Stock, including 21,937 shares of Class A Common Stock owned jointly with her spouse and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Deborah Trust, DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4. She disclaims beneficial ownership of 2,000 shares of Class A Common Stock held as custodian for a minor child and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A."

ITEM 7 The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

            Exhibit 23: Commitment Acceptance Extension Letter dated as of August 9, 2005 executed by Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Bank of America, N.A. and Banc of America Bridge LLC

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 10, 2005

                                    CHARLES F. DOLAN, individually and as
                                    Trustee of the Charles F. Dolan 2004 Grantor
                                    Retained Annuity Trust

                                    By:                    *
                                        ----------------------------------------

                                    HELEN A. DOLAN

                                    By:                    *
                                        ----------------------------------------

                                    JAMES L. DOLAN, individually and as a
                                    Trustee of the D.C. James Trust, the CFD
                                    Trust No. 6, the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust and the Ryan Dolan 1989 Trust

                                    By: /s/ James L. Dolan
                                        ----------------------------------------

                                    THOMAS C. DOLAN, individually and as a
                                    Trustee of the D.C. Thomas Trust and the CFD
                                    Trust No. 5

                                    By: /s/ Thomas C. Dolan
                                        ----------------------------------------

                                    PATRICK F. DOLAN, individually and as a
                                    Trustee of the D.C. Patrick Trust, the CFD
                                    Trust No. 4 and the Tara Dolan 1989 Trust

                                    By:                    *
                                        ----------------------------------------

                                    KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Kathleen Trust and the CFD Trust No. 1

                                    By:                    *
                                        ----------------------------------------

                                    MARIANNE DOLAN WEBER, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Marianne Trust and the CFD Trust No. 3

                                    By:                    *
                                        ----------------------------------------

                                    DEBORAH A. DOLAN-SWEENEY, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Deborah Trust and the CFD Trust No. 2

                                    By:                    *
                                        ----------------------------------------

                                    LAWRENCE J. DOLAN, as a Trustee of the
                                    Charles F. Dolan 2001 Family Trust

                                    By:                    *
                                        ----------------------------------------

                                    DAVID M. DOLAN, as a Trustee of the Charles
                                    F. Dolan 2001 Family Trust

                                    By:                    *
                                        ----------------------------------------

                                    PAUL J. DOLAN, as a Trustee for Dolan
                                    Descendants Trust, Dolan Progeny Trust,
                                    Dolan Grandchildren Trust, Dolan Spouse
                                    Trust, the D.C. Kathleen Trust, the D.C.
                                    James Trust, the CFD Trust No. 1 and the CFD
                                    Trust No. 6 and as Trustee of the CFD Trust
                                    #10

                                    By:                    *
                                        ----------------------------------------

                                    MATTHEW J. DOLAN, as a Trustee of the D.C.
                                    Marianne Trust, the D.C. Thomas Trust, CFD
                                    Trust No. 3 and CFD Trust No. 5

                                    By:                    *
                                        ----------------------------------------

                                    MARY S. DOLAN, as a Trustee of the D.C.
                                    Deborah Trust, the D.C. Patrick Trust, the
                                    CFD Trust No. 2 and the CFD Trust No. 4

                                    By:                    *
                                        ----------------------------------------

* By: /s/ William A. Frewin, Jr.
      ----------------------------
      As Attorney-in-Fact